Mail Stop 3561

June 26, 2008

Peter A. Darbee
Chairman, President and Chief Executive Officer
PG&E Corporation
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105

William T. Morrow
President and Chief Executive Officer
Pacific Gas and Electric Company
77 Beale Street, P.O. Box 770000
San Francisco, California 94177

       Re: **PG&E Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 22, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed April 2, 2008
             File No. 1-12609

             Pacific Gas and Electric Company
             Form 10-K for Fiscal Year Ended December 31, 2007
             Filed February 22, 2008
             Definitive Proxy Statement on Schedule 14A
             Filed April 2, 2008
             File No. 1-02348

Dear Mr. Darbee and Mr. Morrow:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director

cc: Hyun Park, Senior Vice President and General Counsel
        PG&E Corporation